January 30, 2019

Daniel Sobolewski
Interim Chief Executive Officer
MOJO DATA SOLUTIONS, INC.
224 Datura Street, Suite 1015
West Palm Beach, Florida 33401

       Re: MOJO DATA SOLUTIONS, INC.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed September 6, 2018
           File No. 333-175003

Dear Mr. Sobolewski:

        We issued comments to you on the above captioned filing on December 27, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 13, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Ta Tanisha Meadows at 202-551-3322 or Bill Thompson at 202-551-
3344 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Consumer
Products